UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G*
Under the Securities Exchange Act of 1934
(Amendment No. _____)

Heritage Oaks Bancorp
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

42724R 10 7
(CUSIP Number)

January 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)
☐ Rule 13d–1(c)
☒ Rule 13d–1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP NO. 42724R 10 7

1.	Name of reporting persons:
I.R.S. Identification Nos. of above persons (entities only):

James O. Pohlad

2.	Check the appropriate box if a member of a group:

(a)           ☒
(b)           ☐

3.           SEC use only:

4.           Citizenship or place of organization:

  United States of America

Number of shares beneficially owned by each reporting person with:

5.	Sole voting power: 96,063

6.	Shared voting power: 301,921

7.	Sole dispositive power: 96,063

8.	Shared dispositive power: 301,921

9.	Aggregate amount beneficially owned by each reporting person: 397,984

10.	Check if the aggregate amount in Row (9) excludes certain shares ☐

11.	Percent of class represented by amount in Row 9: 5.13%

12.	Type of reporting person: IN

CUSIP NO. 42724R 10 7

1.	Name of reporting persons:
I.R.S. Identification Nos. of above persons (entities only):

Robert C. Pohlad

2.	Check the appropriate box if a member of a group:

(a)           ☒
(b)           ☐

3.           SEC use only:

4.           Citizenship or place of organization:

  United States of America

Number of shares beneficially owned by each reporting person with:

5.	Sole voting power: 96,044

6.	Shared voting power: 301,921

7.	Sole dispositive power: 96,044

8.	Shared dispositive power: 301,921

9.	Aggregate amount beneficially owned by each reporting person: 397,965

10.	Check if the aggregate amount in Row (9) excludes certain shares ☐

11.	Percent of class represented by amount in Row 9: 5.13%

12.	Type of reporting person: IN

CUSIP NO. 42724R 10 7

1.	Name of reporting persons:
I.R.S. Identification Nos. of above persons (entities only):

William M. Pohlad

2.	Check the appropriate box if a member of a group:

(a)	☒
(b)	☐

3.	SEC use only:

4.	Citizenship or place of organization:

United States of America

Number of shares beneficially owned by each reporting person with:

5.           Sole voting power: 96,068

6.           Shared voting power: 301,921

7.           Sole dispositive power: 96,068

8.           Shared dispositive power: 301,921

9.	Aggregate amount beneficially owned by each reporting person: 397,989

10.	Check if the aggregate amount in Row (9) excludes certain shares ☐

11.	Percent of class represented by amount in Row 9: 5.13%

12.	Type of reporting person: IN

CUSIP NO. 42724R 10 7

Item 1(a).       Name of issuer:

Heritage Oaks Bancorp

Item 1(b).       Address of issuer’s principal executive offices:

545 12th Street, Paso Robles, California 93446

Item 2(a).       Names of person filing:

This Schedule 13G is filed by James O. Pohlad, Robert C. Pohlad and William M.Pohlad

Item 2(b).       Address of principal business office:

60 South Sixth Street, Minneapolis, Minnesota 55402

Item 2(c).       Citizenship:

James O. Pohlad: United States of America
Robert C. Pohlad: United States of America
William M. Pohlad: United States of America

Item 2(d).       Title of class of securities:

Common Stock, no par value

Item 2(e).       CUSIP No.:

42724R 10 7

Item 3.	If this statement is filed pursuant to Secs. 240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

As of February 1, 2010 James O. Pohlad beneficially owned 397,984 shares of Heritage Oaks Bancorp, which amount includes: (i) 96,063 shares beneficially owned by James O. Pohlad over which he has sole voting power and sole dispositive power, (ii) 252,542 shares beneficially owned through trusts, over which James O. Pohlad has shared voting power and shared dispositive power, and (iii) a stock option, that is currently exercisable, to purchase 49,379 shares, which is held by another entity over which James O. Pohlad has shared voting power and shared dispositive power.

CUSIP NO. 42724R 10 7

As of February 1, 2010 Robert C. Pohlad beneficially owned 397,965 shares of Heritage Oaks Bancorp, which amount includes: (i) 96,044 shares beneficially owned by Robert C. Pohlad over which he has sole voting power and sole dispositive power, (ii) 252,542 shares beneficially owned through trusts, over which Robert C. Pohlad has shared voting power and shared dispositive power, and (iii) a stock option, that is currently exercisable, to purchase 49,379 shares, which is held by another entity over which Robert C. Pohlad has shared voting power and shared dispositive power.

As of February 1, 2010 William M. Pohlad beneficially owned 397,989 shares of Heritage Oaks Bancorp, which amount includes: (i) 96,068 shares beneficially owned by William M. Pohlad over which he has sole voting power and sole dispositive power, (ii) 252,542 shares beneficially owned through trusts, over which William M. Pohlad has shared voting power and shared dispositive power, and (iii) a stock option, that is currently exercisable, to purchase 49,379 shares, which is held by another entity over which William M. Pohlad has shared voting power and shared dispositive power.

(b)	Percent of class:

5.13% beneficially owned by each of Messrs. James O. Pohlad, Robert C. Pohlad and William M. Pohlad.  The calculation of the percentage of Messrs. James O. Pohlad’s, Robert C. Pohlad’s and William M. Pohlad’s beneficial ownership is based on 7,759,718 shares of Heritage Oaks Bancorp common stock outstanding as of November 2, 2009, as reported by Heritage Oaks Bancorp in its Quarterly Report on Form 10–Q for the Quarter Ended September 30, 2009, which was filed on November 11, 2009. Shares of common stock subject to options that are currently exercisable or are exercisable within 60 days of January 31, 2010 are deemed to be outstanding for the purpose of computing the percentage.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

James O. Pohlad: 96,063
Robert C. Pohlad: 96,044
William M. Pohlad: 96,068

(ii)	Shared power to vote or to direct the vote:

James O. Pohlad: 301,921
Robert C. Pohlad: 301,921
William M. Pohlad: 301,921

CUSIP NO. 42724R 10 7

(iii)	Sole power to dispose or to direct the disposition of:

James O. Pohlad: 96,063
Robert C. Pohlad: 96,044
William M. Pohlad: 96,068

(iv)	Shared power to dispose or to direct the disposition of:

James O. Pohlad: 301,921
Robert C. Pohlad: 301,921
William M. Pohlad: 301,921

Item 5.	Ownership of 5 percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications

Not applicable

CUSIP NO. 42724R 10 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2010

/s/ James O. Pohlad
James O. Pohlad

/s/ Robert C. Pohlad
Robert C. Pohlad

/s/ William M. Pohlad
William M. Pohlad

CUSIP NO. 42724R 10 7

JOINT FILING AGREEMENT

In accordance with Rule 13d–1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G (including amendments thereto) with respect to the common stock of Heritage Oaks Bancorp and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Dated: February 11, 2010

/s/ James O. Pohlad
James O. Pohlad

/s/ Robert C. Pohlad
Robert C. Pohlad

/s/ William M. Pohlad
William M. Pohlad